 Management’s Discussion and Analysis

This discussion and analysis of Stantec Inc.’s operations and financial position, dated February 21, 2007, should be read in conjunction with the Company’s 2006 audited consolidated financial statements and related notes. Our 2006 audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. Note 21 of the audited consolidated financial statements summarizes the principal differences between Canadian and US GAAP that affect our financial statements. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference and should not be deemed to be made part of this Management’s Discussion and Analysis.

During the second quarter of 2006, our shareholders approved the subdivision of our common shares on a two-for-one basis. All references to common shares, per share amounts, and stock-based compensation plans in this Management’s Discussion and Analysis have been restated to reflect the stock split on a retroactive basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2007 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section below provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 21, 2007, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan in expectation of achieving or exceeding $1 billion in annual revenue in the year 2008.

Our business strategy is based on managing risk by
•	Diversifying our operations through a focused, three-dimensional business model
•	Serving many clients on many projects
•	Taking on little or no construction risk
•	Positioning ourselves among the top-three service providers in our geographic regions and practice areas

Our focused, three-dimensional business model allows us to manage risk while continuing to increase our revenue and earnings. The model is based on
•	Diversifying our operations across several geographic regions
•	Specializing in distinct but complementary practice areas
•	Providing services in all five phases of the infrastructure and facilities project life cycle (planning, design, construction, maintenance, and decommissioning)

Through our “One Team. Infinite Solutions.” approach to our business and service delivery, we have one reportable GAAP segment—Consulting Services—which is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (Chief Executive Officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice areas that provide strategic direction, mentoring, and technical support across all of our geographic regions.

The following discussion outlines the three main components of our business model.

Geographic Diversification
Currently, we operate in three main regions in North America—Canada, the US East, and the US West. We also have a small presence in the Caribbean and a project presence in several international locations. Our target is to position our Company among the top three service providers in each of our regions. Based on our services mix, this generally means achieving a market penetration of $10 million in revenue per one million population. We realize this objective in our existing areas primarily by adding services through organic growth and strategic hiring supplemented by acquisitions. We achieve our target in new areas principally by acquiring and integrating firms that complement our organization supplemented by organic growth and strategic hiring.

Practice Area Specialization
Currently, we provide services in five specialized and distinct practice area groupings—Buildings, Environment, Industrial & Project Management, Transportation, and Urban Land.

Buildings. We provide comprehensive solutions for the development of commercial, industrial, and institutional facilities through two specialist practice areas: 1) Architecture, Interior Design & Facilities Planning & Operations and 2) Buildings Engineering. Our core services in these areas include project/program management, facilities management, strategic planning, architectural design, interior design, and structural, mechanical, electrical, and acoustical engineering for both new construction and existing buildings and facilities. For existing buildings, we offer expertise in performance engineering, building operating systems (including analysis of exterior envelope, air quality, lighting, and energy efficiency), and ongoing tenant improvements.

Environment. We provide solutions for sustaining air, water, and soil quality as well as the health of natural ecosystems through two specialist practice areas: 1) Environmental Infrastructure and 2) Environmental Management. Our core services in these areas include water supply, distribution, pumping, storage, and treatment; wastewater collection, pumping, management, and treatment; odor and corrosion control; water resources management; water reclamation and reuse; environmental site management; environmental assessment; heritage and natural resource assessment; risk assessment; health and safety assessment; air quality assessment; infiltration and inflow design/management of combined and sanitary sewer overflows; ecotoxicology and good laboratory practice testing; and microbiological testing.

Industrial & Project Management. We provide industrial solutions to clients in the automotive, chemical, consumer products, forestry, food and beverage, bio/pharmaceutical, power generation, pulp and paper, utilities, mining, and general manufacturing sectors. Our core services include planning, engineering, and project management, which we deliver through four specialist practice areas: 1) Manufacturing/Industrial, 2) Energy & Resources, 3) Bio/Pharmaceuticals, and 4) Program & Project Management. We also provide specialty services in occupational health and safety, system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, materials handling, and commissioning.

Transportation. We offer transportation solutions for the safe and efficient movement of people, vehicles, aircraft, and goods through two specialist practice areas: 1) Transportation and 2) Infrastructure Management & Pavement Engineering. Our core services include project management, planning, and engineering. We prepare transportation master plans for communities and airports; conduct transportation investment studies; and design new and upgraded airport facilities, transit facilities, bridges, urban roadways, freeways, interchanges, rural highways, and rail systems. In addition, we offer expertise in simulation modeling, a comprehensive understanding of transportation demand and supply management principles, extensive use of a range of life cycle cost and statistical analysis techniques, and skills in public consultation and environmental assessment for developing infrastructure facility plans with broad public support. A key feature of our transportation services is our expertise in designing, developing, and implementing integrated infrastructure/asset management systems and work management applications for pavement, bridges, right-of-way features, water, wastewater, stormwater, utilities, and other assets.

Urban Land. We provide planning, engineering, surveying, project management, and landscape architecture solutions, principally for the land development and real estate industries, through three specialist practice areas: 1) Planning & Landscape Architecture, 2) Urban Land Engineering, and 3) Surveys/Geomatics. Our core services include, or relate to, the development of conceptual plans, zoning approval of design infrastructure, transportation planning, traffic engineering, landscape architecture, urban planning, design construction review, and surveying.

Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain long-term client relationships. Our strategy for strengthening this element of our business model is to expand the depth of our expertise in our current practice areas and to selectively add complementary new practice areas to our operations.

Life Cycle Solutions
The third element of our business model is the provision of professional services in all five phases of the project life cycle—planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners’ representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance phase, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

Our three-dimensional business model approach allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our business.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

Our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be one of the principal providers of professional design and consulting services in our geographic regions.

People
Because we are a professional services firm, the most important driver of our performance is our people. Our employees create the project solutions we deliver to clients. Consequently, to achieve our goal of becoming a top 10 global design firm, we must grow our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2006 our employee numbers increased to approximately 6,000 from 5,500 in 2005. Currently, our workforce is made up of about 3,000 professionals, 2,100 technical staff, and 900 support personnel. We expect our employee numbers to continue to increase in 2007 and beyond.

To attract and retain qualified staff, we offer opportunities to be part of “One Team” working on challenging multidiscipline projects with some of the most talented people in our industry. We are continually strengthening and supporting our people-oriented, “One Team. Infinite Solutions.” culture. In 2006 we completed a number of activities, including the expansion of our Learning

Resource Center with updated content and new in-house programs and training. Launched in 2005, the center is the on-line source for all our learning resources, providing access to programs and material on topics such as employee orientation, people skills and leadership, project management, risk mitigation, business development, and financial management, among others. Going forward, we will continue to update and improve our learning programs and other career development initiatives in response to the needs of our staff.

Our “diversified portfolio” approach to business, operating in different regions and practice areas, and our “One Team” philosophy, using and sharing the best available staff resources across the Company, generally enable us to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become better able to address these issues by mobilizing staff from other parts of the Company either through temporary relocation or work sharing. We are continually improving our ability to work on projects from multiple locations through standardized practices and systems, project collaboration, and Web-based technology.

Market Opportunities/Acquisition and Integration
We believe that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Our strategy is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our dynamic Company. Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have integrated a total of over 4,300 employees into the Stantec family from throughout Canada, the United States, and the Caribbean. In 2006 we completed three acquisitions, including two in the United States, which established a new geographic subregion in New England and platforms for growth in Florida and Texas, and one in Ontario, Canada. In total, these acquisitions added over 315 employees to our operations. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms and is estimated to generate over US$60 billion in revenue in North America every year, of which we currently have approximately a 1% market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the United States alone generated nearly US$60 billion in fees in 2005.)

The integration of acquired firms begins immediately following the acquisition closing date and generally takes between six months and three years. It involves the implementation of our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate and regional offices. This approach allows our new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption.

Our acquisition and integration program is managed by a dedicated acquisition team that supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems following an acquisition.

Financing
Our success also depends on our continuing ability to finance our growth plan. Adequate financing gives us the flexibility to acquire firms that are appropriate to our vision and complement our business model. Since we became publicly traded on the TSX in 1994, we have grown our gross revenue at a compound annual rate of 20.3%. To fund such growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes while at opportune times raising additional equity to replenish our cash reserves, pay down debt, or strengthen our balance sheet. To date, we have issued additional shares for these purposes on four occasions—in 1997, 2000, 2002, and 2005.

Currently, we have a revolving credit facility, expiring on August 31, 2009, that provides us with a line of credit of $160 million. Such financing will help us continue to pursue our growth plan.

Market Penetration
Also key to our success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in each of our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and to support regional infrastructure.

RESULTS
Overall Performance

Highlights for 2006

By executing our business strategy in 2006, we generated strong results for the fiscal year as well as growth in gross revenue, net income, and earnings per share as follows:

(In millions of Canadian dollars, except per share amounts)	2006	2005	$ Change	% Change
Gross revenue	816.1	618.0	198.1	32.1%
Net income	60.2	40.6	19.6	48.2%
Earnings per share - basic	1.34	1.02	0.32	31.4%
Earnings per share - diluted	1.31	0.99	0.32	32.3%
Cash flows from operating activities	93.4	57.3	36.1	n/m
Cash flows used in investing activities	(15.6)	(114.6)	99.0	n/m
Cash flows from (used in) financing activities	(77.4)	47.9	(125.3)	n/m
n/m = not meaningful

In our 2005 Management’s Discussion and Analysis, we established various ranges of expected performance for 2006. The following table presents the results we achieved in 2006 as we met or exceeded all our established targets:

Measure	Expected Range	Result Achieved
Debt to equity ratio (note 1)	At or below 0.5 to 1	(0.03) ✓
Return on equity (note 2)	At or above 14%	16.1%✓
Net income as % of net revenue	At or above 5%	8.5%✓
Gross margin as % of net revenue	Between 54 and 56%	57.0%✓✓
Administrative and marketing expenses as % of net revenue	Between 40 and 42%	41.3%✓
Effective income tax rate	Between 32 and 34%	32.7%✓

note 1: Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, minus cash divided by (2) shareholders’ equity.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.
✓✓ Better than target
✓ Met target
Í Did not meet target

The following highlights the major financial achievements and strategic activities that occurred in 2006, as well as other factors that contributed to our successful financial performance and strong overall financial condition:

•	A year of record results and continued growth. In 2006 we posted record gross revenue, net income, and basic and diluted earnings per share.

▪	Gross revenue for 2006 was $816.1 million compared to $618.0 million in 2005 and $520.9 million in 2004.
▪	Net income for 2006 was $60.2 million compared to $40.6 million in 2005 and $30.2 million in 2004.
▪	Diluted earnings per share for 2006 were $1.31 compared to $0.99 in 2005 and $0.79 in 2004.

•
Strong balance sheet. Our consolidated balance sheet position at December 31, 2006, remained solid, with cash and cash equivalents of $28.4 million and long-term debt of $16.2 million compared to cash and cash equivalents of $28.1 million and long-term debt of $86.7 million at December 31, 2005. As at December 31, 2006, $149.9 million of our $160 million revolving credit facility was available for future acquisitions, working capital needs, capital expenditures, and general corporate purposes. Also during the year, we negotiated an extension of the due date of our credit facility to August 2009 and renewed our Normal Course Issuer Bid with the TSX.

•
Increased backlog. Consolidated revenue backlog at the end of 2006 was $685 million compared to $588 million at the end of 2005 and $380 million at the end of 2004. The outlook for 2007 remains positive.

•
Growth through acquisitions. The 32.1% growth in gross revenue from 2005 to 2006 and the 48.2% growth in net income from 2005 to 2006 were partially fueled by the integration of acquisitions completed in the second half of 2005 and by the acquisition of Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. in 2006. The acquisitions completed in 2006 added over 315 employees to our Company and increased our growing presence in the United States.

•
Internal growth. In addition to acquisition activities, internal growth contributed $46.7 million to the $198.1 million increase in gross revenue in 2006. Of note is a $19.9 million increase in our Industrial & Project Management practice area due to internal growth aided by a strong energy sector in western Canada.

•
Continued growth. On January 12, 2007, we signed a non-binding letter of intent to acquire Vollmer Associates. The successful acquisition of this firm, with headquarters in New York and 24 offices throughout the northeastern United States, will add 650 employees to our Company and complement our Transportation practice area with services in engineering, architecture, planning, landscape architecture, and surveying.

•
 Stock split and the issuance of stock options. In 2006 our shareholders approved the subdivision of our issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. Under our Company’s share option plan and as part of our incentive program, our Board of Directors granted 471,000 stock options to various officers and employees in the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date.

•	Addition to the S&P/TSX Composite Index. During the second quarter of 2006, our Company was added to the S&P/TSX Composite Index.

•
Award-winning projects. We continue to receive awards for our project work. In particular, in 2006 we received various awards for our sustainable design solutions. For example, the Kamloops Centre for Water quality, the first water treatment plant in Canada to achieve LEED® Gold certification, received numerous awards, including the 2006 Canadian Consulting Engineers Award of Excellence. As well, the Frito-Lay Distribution Center in Rochester, New York, one of only two LEED® Gold-certified buildings in New York State, received the 2006 American Council of Engineering Companies, Engineering Excellence Diamond Award.

Acquisitions
Total consideration for acquisition activity was $18.5 million in 2006 and $228.7 million in 2005. In March 2006, we acquired Carinci Burt Rogers Engineering, Inc., which added over 20 employees in the Greater Toronto Area and strengthened our electrical engineering practice. In April 2006, we acquired Dufresne-Henry, Inc., adding over 270 employees and 12 office locations to our Company. The acquisition of this multidiscipline design firm, which offers services in engineering, planning, environmental sciences, and landscape architecture, complemented our New York operations, expanded our services into four new states in New England, and established an initial presence in Florida. In May 2006, we acquired the communications systems engineering firm ACEx Technologies, Inc., which added over 25 staff and new locations in Oakland, California, and Irving, Texas, and complemented our services in transit, rail and power communications, and as control systems engineering. As a result of our investment in our enterprise management system in 2003 as well as subsequent enhancements, we were able to quickly integrate these acquisitions during 2006.

Selected Annual Information
We have demonstrated strong, sustainable financial growth in the last three years as highlighted in the trending of the annual information below:

Selected Annual Information
(In millions of Canadian dollars, except per share and share amounts) (Prepared in accordance with Canadian GAAP)
	2006	2005	2004
Gross revenue (note)	816.1	618.0	520.9
Net income	60.2	40.6	30.2
Earnings per share - basic	1.34	1.02	0.82
Earnings per share - diluted	1.31	0.99	0.79
Cash dividends declared per common share	Nil	Nil	Nil

Total assets	630.5	628.8	362.1
Total long-term debt	16.2	86.7	34.0
Outstanding common shares - as at December 31	45,201,785	44,626,262	37,742,170
Outstanding common shares - as at February 21, 2007	45,515,412
Outstanding share options - as at December 31	1,702,784	1,876,528	2,142,666
Outstanding share options - as at February 21, 2007	1,399,054

note: The term gross revenue is defined in the Critical Accounting Estimates, Developments, and Measures section of this Management’s Discussion and Analysis.

The three acquisitions completed in 2006, the three completed in 2005, and the four completed in 2004 contributed to our year-over-year growth in gross revenue, net income, and basic and diluted earnings per share. As well, internal growth contributed $46.7 million to the $198.1 million increase in gross revenue in 2006 compared to 2005.

Our total assets increased by $1.7 million from 2005 to 2006. A $17.6 million decrease in current assets was offset by a $19.3 million increase in non-current assets. The decrease in current assets was mainly due to a reduction in restricted cash used to fund acquisitions in 2006, the repayment of acquired debt, and the payment of promissory notes for acquisitions completed in prior years as further described in the Working Capital section below. The increase in non-current assets was mainly due to a $8.8 million increase in goodwill and a $6.5 million increase in property and equipment resulting from internal growth and growth through acquisitions in the year.

Total assets increased $266.7 million from 2004 to 2005 mainly due to a $158.0 million increase in goodwill and a $21.0 million increase in intangible assets primarily arising from the three acquisitions completed in 2005.

During the third quarter of 2006, we conducted our annual goodwill impairment review. An independent third-party valuator was contracted to assist in assessing the goodwill of our operations in the US East. The review concluded that there was no impairment of goodwill.

Our total liabilities decreased $61.1 million from 2005 to 2006 mainly due to the reduction of our revolving credit facility from $79.0 million at December 31, 2005, to $8.2 million at December 31, 2006. We were able to repay our credit facility from cash generated from operations in the year. From 2004 to 2005, our credit facility increased $55.0 million mainly to finance the acquisitions in 2005.

Results of Operations
Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

	Percentage of Net Revenue			Percentage Increase *
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Gross revenue	115.3%	117.8%	116.0%	32.1%	18.6%
Net revenue	100.0%	100.0%	100.0%	35.0%	16.8%
Direct payroll costs	43.0%	44.7%	45.8%	29.9%	14.1%
Gross margin	57.0%	55.3%	54.2%	39.1%	19.0%
Administrative and marketing expenses	41.3%	40.6%	40.9%	37.1%	15.8%
Depreciation of property and equipment	2.2%	2.4%	2.7%	26.0%	3.4%
Amortization of intangible assets	0.9%	0.5%	0.2%	141.2%	174.2%
Net interest expense	0.3%	0.1%	0.6%	231.3%	(79.6%)
Share of income from associated companies	(0.1%)	0.0%	(0.1%)	52.4%	(51.4%)
Foreign exchange (gains) losses	0.0%	(0.1%)	0.0%	(83.5%)	377.7%
Other income	(0.2%)	(0.1%)	0.0%	319.8%	131.6%
Income before income taxes	12.6%	11.9%	9.9%	43.1%	39.9%
Income taxes	4.1%	4.2%	3.2%	33.7%	51.2%
Net income	8.5%	7.7%	6.7%	48.2%	34.6%

* % Increase calculated based on the dollar change from the comparable period.

Our gross and net revenue grew at a faster rate during 2006 than during 2005 mainly due to the size of acquisitions that occurred in the second half of 2005 and in the first two quarters of 2006. Administrative and marketing expenses, amortization of intangible assets, and net interest expense grew at greater rates than the rate of growth in revenue as further explained in the Administrative and Marketing Expenses, Amortization of Intangible Assets, and Net Interest sections below.

Gross and Net Revenue
The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for 2006 compared to 2005 and for 2005 compared to 2004. For definitions of gross and net revenue, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this discussion and analysis.

Gross revenue	2006 vs. 2005	2005 vs. 2004
(In millions of Canadian dollars)
Increase (decrease) due to:
Acquisition growth	165.4	88.1
Net internal growth	46.7	22.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(14.0)	(13.8)
Total increase over prior year	198.1	97.1

Net revenue	2006 vs. 2005	2005 vs. 2004
(In millions of Canadian dollars)
Increase (decrease) due to:
Acquisition growth	148.7	65.2
Net internal growth	46.8	22.1
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(12.2)	(11.9)
Total increase over prior year	183.3	75.4

Gross revenue earned in Canada during 2006 increased to $461.3 million from $380.5 million in 2005 and $325.8 million in 2004. Gross revenue generated in the United States in 2006 increased to $348.0 million compared to $233.4 million in 2005 and $190.4 million in 2004. Gross revenue earned outside Canada and the United States in 2006 was $6.8 million, compared to $4.1 million in 2005 and $4.7 million in 2004. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2006 and 2005.

The following table summarizes our gross revenue by practice area for 2006, 2005, and 2004:

(In millions of Canadian Dollars) Practice Area Gross Revenue	2006 $	% of Consulting Services Gross Revenue	% Change 2006 vs. 2005	2005 $	% of Consulting Services Gross Revenue	% Change 2005 vs. 2004	2004 $	% of Consulting Services Gross Revenue
Buildings	184.2	22.6%	25.0%	147.4	23.9%	50.3%	98.1	18.9%
Environment	149.4	18.3%	44.5%	103.4	16.7%	(1.1%)	104.6	20.1%
Industrial & Project Management	94.8	11.6%	39.8%	67.8	11.0%	18.9%	57.0	11.0%
Transportation	106.0	13.0%	17.0%	90.6	14.6%	(0.9%)	91.4	17.6%
Urban Land	281.7	34.5%	34.9%	208.8	33.8%	23.7%	168.8	32.4%
Total Consulting Services	816.1	100.0%	32.1%	618.0	100.0%	18.9%	519.9	100.0%

note: Comparative figures are restated due to a realignment of practice areas in 2006.

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

(In millions of Canadian dollars)	2006 Compared to 2005			2005 Compared to 2004
Practice Area Gross Revenue	Total Change	Change Due to Acquisitions	Change Due to Net Internal Growth and Foreign Exchange	Total Change	Change Due to Acquisitions	Change Due to Net Internal Growth and Foreign Exchange
Buildings	36.8	38.7	(1.9)	49.3	43.6	5.7
Environment	46.0	32.6	13.4	(1.2)	8.1	(9.3)
Industrial & Project Management	27.0	8.9	18.1	10.8	7.5	3.3
Transportation	15.4	11.7	3.7	(0.8)	(0.3)	(0.5)
Urban Land	72.9	73.5	(0.6)	40.0	29.2	10.8
Total Consulting Services	198.1	165.4	32.7	98.1	88.1	10.0

note: Comparative figures are restated due to a realignment of practice areas in 2006.

The following summarizes the acquisitions completed from 2005 to 2006 that affected the acquisition growth of each of our practice areas:

•
Buildings: Dufresne-Henry, Inc. (May 2006); Carinci Burt Rogers Engineering, Inc. (March 2006); Keen Engineering Co. Ltd. (October 2005); The Keith Companies, Inc. (September 2005); and CPV Group Architects & Engineers Ltd. (August 2005)

•	Environment: Dufresne-Henry, Inc. (May 2006) and The Keith Companies, Inc. (September 2005)

•	Industrial & Project Management: The Keith Companies, Inc. (September 2005) and Dufresne-Henry, Inc. (May 2006)

•	Transportation: ACEx Technologies, Inc. (May 2006) and Dufresne-Henry, Inc. (May 2006)

•	Urban Land: The Keith Companies, Inc. (September 2005) and Dufresne-Henry, Inc. (May 2006)

All of our practice areas generate a portion of their gross revenue in the United States. The strengthening of the Canadian dollar against the US dollar in 2006 compared to 2005 and in 2005 compared to 2004 had a negative impact on the change in gross revenue by practice area year over year. The average exchange rate for the Canadian dollar relative to the US dollar increased by approximately 6.0% from 2005 to 2006 (US$0.83 to US$0.88) and by 9.2% from 2004 to 2005 (US$0.76 to US$0.83).

Buildings
Gross revenue for the Buildings practice area grew by 25.0% from 2005 to 2006. Of the $36.8 million increase in gross revenue in 2006, $25.1 million, $6.3 million, $4.6 million, $1.4 million, and $1.3 million were due to revenue earned from the acquisition of Keen Engineering Co. Ltd., CPV Group Architects & Engineers Ltd., Carinci Burt Rogers Engineering, Inc., The Keith Companies, Inc. (Keith), and Dufresne-Henry, Inc., respectively. Foreign exchange negatively affected the change in gross revenue from 2005 to 2006 by $1.6 million. In 2006 the Buildings practice area continued to secure larger projects and to experience higher project volumes. In particular, it continued to be very active in western Canada, resulting in a strong backlog. For example, in Q3 06 we secured a multimillion-dollar contract to provide mechanical, electrical, and civil engineering services for the development of an acute care hospital facility—the Legacy project—in Vancouver, British Columbia. In addition, we were recently awarded a multimillion-dollar contract to design a three-module “campus” style facility for a banking institution in Calgary, Alberta. To assist in meeting increased demand, the practice area made use of work-sharing initiatives across the Company in 2006. We believe the Buildings practice area is well positioned to provide sustainable design expertise and solutions to clients into 2007.

Gross revenue for the Buildings practice area grew by 50.3% from 2004 to 2005. Of the $49.3 million increase in gross revenue in 2005, $43.6 million was due to acquisition growth, and $5.7 million was due to internal growth and foreign exchange. In 2005 the presence of strong economies in regions in which we operate contributed to growth in this practice area, as well as our transition from a group of local and regional offices into a national practice able to provide sought-after expertise in markets such as health care, research, education, and aviation.

Environment
Gross revenue for the Environment practice area grew by 44.5% from 2005 to 2006. Of the $46.0 million increase in gross revenue in 2006, $20.9 million and $11.7 million were due to revenue earned from the acquisition of Keith and Dufresne-Henry, Inc., respectively. In addition, internal growth accounted for $15.7 million of the increase in gross revenue in 2006, offset by a $2.3 million negative impact from foreign exchange. The Environment practice area remained strong due to larger projects, higher labor utilization rates, and the strong economy in western Canada. The increased awareness of governments and the public of environmental issues may present opportunities for this practice area. As well, the Environment practice area is positioning itself to explore opportunities in odor and corrosion control and hazardous waste remediation.

Gross revenue for the Environment practice area decreased by 1.1% from 2004 to 2005. In 2005 the Environment practice area focused on improving the operational effectiveness of underperforming operations. During the last half of 2004, certain of our operations in the Environment practice area were curtailed through staff reductions, resulting in a decrease in the level of revenue generated in 2005. This strategic realignment enhanced the Environment practice area’s ability to improve its gross revenue and gross margin.

Industrial & Project Management
Gross revenue for the Industrial & Project Management practice area grew by 39.8% from 2005 to 2006. Of the $27.0 million increase in gross revenue in 2006, $8.9 million was due to acquisitions. The revenue earned from the industrial and project management practice acquired from the Keith acquisition accounted for $8.1 million of the acquisition growth. In addition, internal growth accounted for $20.1 million of the increase in gross revenue in 2006, offset by a $2.0 million negative impact from foreign exchange. The internal growth in 2006 was primarily due to securing projects in the oil sands sector in western Canada. For example, during the year, the practice area completed a multimillion-dollar contract to provide services for the development of facilities and infrastructure for the Fort Hills Oil Sands project in northern Alberta. We believe the oil sands sector in western Canada will remain strong into 2007.

The Industrial & Project Management practice area continues to position itself to capture more of the support facilities and infrastructure segment of the energy and resources sector, projects in the power telecommunications sector, and opportunities that may arise from an expected increase in construction activity for ethanol and biomass facilities in Canada as a result of recent federal government initiatives. Since this practice area continues to work on projects requiring wind and solar energy expertise, it is also well positioned to capture opportunities in the renewable electrical energy sector resulting from the 2005 Energy Act in the United States. Due to competition for qualified staff, especially in western Canada, this practice area is exploring new strategies for attracting additional people.

Gross revenue for the Industrial & Project Management practice area grew by 18.9% from 2004 to 2005. Of the $10.8 million increase in gross revenue in 2005, $5.8 million was due to revenue earned from the industrial and project management practice acquired from the Sear-Brown acquisition.

Transportation
Gross revenue for the Transportation practice area grew by 17.0% from 2005 to 2006. Of the $15.4 million increase in gross revenue in 2006, $9.2 million and $2.5 million were due to revenue earned from the acquisition of Dufresne-Henry, Inc. and ACEx Technologies, Inc., respectively. In addition, internal growth accounted for $6.6 million of the increase in gross revenue in 2006, offset by a $2.9 million negative impact from foreign exchange. The implementation of the new six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU) signed on August 10, 2005, increased the funds available for transportation projects, which started to translate into contracts for our Company in 2006. For example, during the year, we renewed a five-year, $11 million contract with the U.S. Department of Transportation to conduct long-term pavement performance studies. The outlook for the Transportation practice area in Canada remains strong, in particular with recent announcements of government funding such as the $2.4 billion Canadian “Highways and Border Infrastructure Fund.”

Gross revenue for the Transportation practice area decreased by 0.9% from 2004 to 2005. The $0.8 million decrease was mainly due to delays in US federal transportation funding in 2005.

Urban Land
Gross revenue for the Urban Land practice area grew by 34.9% from 2005 to 2006. Of the $72.9 million increase in gross revenue in 2006, $70.2 million and $3.3 million were the result of revenue earned from the acquisition of Keith and Dufresne-Henry, Inc., respectively. In addition, internal growth accounted for $4.7 million of the increase in gross revenue in 2006, offset by a $5.3 million negative impact from foreign exchange. The Keith and Defense-Henry Inc. acquisitions increased our presence in the urban land market in the United States. We offer urban land services primarily in Alberta, southern Ontario, and California and have a more modest presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Florida and a small presence in other Canadian and eastern US markets. Our three core regions, which account for approximately 75% of our business, are stable or experiencing moderate declines in housing starts. Due to our strong market position in these regions, our overall performance in urban land was strong in 2006, and we anticipate a continuing stable market in 2007.

Gross revenue for the Urban Land practice area grew by 23.7% from 2004 to 2005. The practice area grew both internally and through acquisitions in 2005. Of the $40.0 million increase in gross revenue in 2005, $29.2 million was the result of acquisitions, of which $28.4 million was earned from the urban land practice acquired from the Keith acquisition.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. Gross margin increased to 57.0% in 2006 from 55.3% in 2005 and 54.2% in 2004. Our 2006 gross margin exceeded the anticipated range of 54 to 56% set out in our 2005 Annual Report. Factors that have contributed to our improved gross margins over the last three years include the following:

•	Improved markets for our services with corresponding increases in fee rates.
•
Improved project management through enhanced staff training and support systems. This improvement has been achieved through the expansion of our on-line Learning Resource Center with updated content and in-house programs and training in project and financial management and through the use of improved information available from the enterprise management systems we implemented in 2003 as well as subsequent upgrades.

•
The implementation of an improved system for invoicing project-related administrative costs in 2005. Following this implementation, we continued to reflect these recoveries as part of revenue, but we now report the costs in administrative and marketing expenses. This has contributed to both the increased gross margin and the increased administrative and marketing expenses in 2006.

The following table summarizes our gross margin percentages by practice area for 2006, 2005, and 2004:

Practice Area Gross Margin	2006	2005	2004
Buildings	56.5%	55.9%	52.6%
Environment	58.4%	56.6%	55.2%
Industrial & Project Management	51.0%	49.2%	48.7%
Transportation	55.7%	56.1%	55.9%
Urban Land	58.7%	56.1%	55.6%

note: Comparative figures are restated due to a realignment of practice areas in 2006.

Gross margins in all practice areas improved from 2004 to 2006, with the exception of a modest decline of 0.4% in the Transportation practice area from 2005 to 2006. The increases in gross margins can be attributed to the same factors discussed above. Because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in the margins reported from year to year depending on the mix of projects in progress during any year.

Administrative and Marketing Expenses
Administrative and marketing expenses as a percentage of net revenue were 41.3% in 2006 compared to 40.6% in 2005. The increase was mainly due to an additional $3.2 million of performance and retention bonuses arising from acquisitions completed in the current and prior years. As well, when we implemented an improved system for invoicing project-related administrative costs in 2005, we continued to reflect these recoveries as part of revenue, but we now report the costs in administrative and marketing expenses. This has contributed to both the increased gross margin and the increased administrative and marketing expenses in 2006. The 41.3% in 2006 was within the expected range of 40 to 42% set out in our 2005 Annual Report.

Administrative and marketing expenses as a percentage of net revenue were 40.6% in 2005 compared to 40.9% in 2004. This percentage was lower in 2005 due to a $4.0 million reduction of our allowance for doubtful accounts. This adjustment was based on improved information available on our historical loss experience. As well, our enhanced processes for identifying projects that qualify for Scientific Research and Experimental Development (SR&ED) tax credits in Canada reduced our administrative and marketing expenses by $1.2 million in 2005. The above reductions were offset by a $4.6 million increase in our professional liability claims cost, which was based on the results of an independent actuarial review completed in 2005.

Our administrative and marketing expenses may fluctuate from year to year as a result of the amount of non-billable staff time allocated to administration and marketing, which is influenced by the ratio of work carried out on proposals and other non-billable administrative and marketing activities during the year.

Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue was 2.2% in 2006, 2.4% in 2005, and 2.7% in 2004. Depreciation expense in 2006 increased at a lower rate than that of net revenue. The $3.2 million increase in depreciation from 2005 to 2006 was primarily due to the addition of property and equipment from acquisitions made in the fourth quarter of 2005 and in 2006. The reduction in depreciation expense as a percentage of net revenue in 2005 related to the sale of our office building in Edmonton, Alberta, during the fourth quarter of 2004.

Amortization of Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired affect the amount of amortization of intangible assets in each year. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of amortization of contract backlog can be significant in the two to six quarters following an acquisition. The following table summarizes the amortization of identifiable intangible assets:

(In thousands of Canadian dollars)	2006	2005	2004
Amortization of client relationships	2,401	1,050	579
Amortization of backlog	3,508	1,349	239
Other	223	143	109
Total amortization of intangible assets	6,132	2,542	927

The increase of $3.6 million between 2005 and 2006 was primarily due to the intangible assets acquired from the Keith and Keen Engineering Co. Ltd. acquisitions in September and October of 2005. Of the $6.1 million amortized in 2006, $4.1 million was related to the Keith acquisition.

Net Interest Expense
The increase of $1.3 million in net interest expense in 2006 compared to 2005 was a result of our long-term debt balance throughout the first two quarters of 2006 being higher than in the same period in 2005 and the prevailing interest rates in 2006 being higher than in 2005. Near the end of the third quarter of 2005, we accessed our revolving credit facility to finance the Keith acquisition. At December 31, 2005, there was $79.0 million used on our credit facility. At December 31, 2006, there was $8.2 million used on our credit facility. In 2006 we repaid our credit facility using cash generated from operations. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary among Canadian prime, US base rate, or LIBOR or bankers acceptance rates plus 65 or 85 basis points. Our average interest rate was 6.0% at December 31, 2006, compared to 4.34% at December 31, 2005. We estimate that, based on our loan balance at December 31, 2006, a 1% change in interest rates would impact our annual earnings per share by less than $0.01.

The reduction of $2.2 million in net interest expense in 2005 compared to 2004 was a result of maintaining a positive net cash position during the first three quarters of 2005 compared to a position of bank indebtedness during the same period in 2004. In addition, our total long-term debt position during the first three quarters of 2005 was less than it was during the same period in 2004, which contributed to the reduction in overall interest expense.

Foreign Exchange Gains
We reported a foreign exchange gain of $0.1 million in 2006, compared to $0.4 million in 2005 and $0.1 million in 2004. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

Throughout most of 2004, we used US-dollar-denominated debt to minimize our exposure to foreign currency fluctuations. Late in 2004, due to an improvement in our cash position, we were able to reduce the amount of this debt. Therefore, in order to minimize our exposure to foreign exchange fluctuations, we matched US-dollar assets with US-dollar liabilities and entered into forward contracts to buy or sell US dollars in exchange for Canadian dollars. Near the end of the third quarter of 2005, we borrowed US dollars to complete the Keith acquisition. This US-dollar debt offset our investment in US-dollar net assets and eliminated the need to enter into forward contracts. In 2006 we began repaying the US-dollar debt using cash generated from operations, which created the need to enter into forward contracts again in the last quarter of 2006. As at December 31, 2006, we had entered into a foreign currency forward contract that provided for the sale of US$4.5 million on January 12, 2007, at the rate of 1.1608 per US dollar. The fair value of this contract, estimated using market rates at December 31, 2006, was a loss of $19,167.

In 2004 the Canadian dollar rose from US$0.77 at the beginning of the year to US$0.83 at the end of the year. We recorded a $0.1 million foreign exchange gain because our matching of US-dollar assets and liabilities limited our exposure. During 2005, the Canadian dollar continued to strengthen to US$0.86, and we recorded a gain of $0.4 million since there was a period at the closing of the Keith transaction when our US-dollar-denominated liabilities exceeded our US-dollar-denominated assets. Approximately $0.4 million of this gain was reflected in Q3 05. The exchange rate at the end of December 31, 2006, was US$0.86, the same rate as at December 31, 2005, and we recorded a $0.1 million gain in 2006 due to our limited exposure throughout the year.

Income Taxes
Our effective income tax rate for 2006 was 32.7% compared to 35.0% for 2005 and 32.4% for 2004. In our 2005 Management’s Discussion and Analysis, we anticipated that our effective tax rate would be in the range of 32.0 to 34.0% depending on our estimated earnings in each of our taxing jurisdictions. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. In 2006 the Quebec government enacted Bill 15 to amend the Quebec Taxation Act, legislation that retroactively eliminated the benefit of certain financing trust arrangements. As a result of this legislative change, we recorded an additional $1.0 million of income tax expense in Q2 06 related to 2005. The impact of this increase was offset by the relative amount of income earned in our low tax rate jurisdictions, resulting in an effective income tax rate below the middle of our expected range.

Throughout 2005 we maintained our estimated rate consistently at 35.0%. The 32.4% rate for 2004 was favorably impacted by the additional income reflected in our regulated insurance subsidiary in Q4 04; a portion of that income was subject to tax at lower rates, resulting in a 1.2% reduction of our consolidated tax rate.

Quarterly Trends and Fourth Quarter Results

The following is a summary of our quarterly operating results for the last two fiscal years.

Quarterly Operating Results
(In millions of Canadian dollars, except per share amounts)

	2006				2005
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Gross revenue	211.8	210.2	208.8	185.3	180.6	146.1	150.2	141.1
Net revenue	180.6	182.0	182.2	163.1	151.9	125.9	127.7	119.1
Net income	15.6	16.5	16.7	11.4	8.0	12.8	13.1	6.7
EPS - basic	0.35	0.36	0.37	0.25	0.18	0.33	0.34	0.18
EPS - diluted	0.34	0.36	0.36	0.25	0.17	0.32	0.34	0.17
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following items impact the comparability of our quarterly results:

(In millions of Canadian dollars)	Q4 06 vs. Q4 05	Q3 06 vs. Q3 05	Q2 06 vs. Q2 05	Q1 06 vs. Q1 05
Increase (decrease) in gross revenue due to:
Acquisition growth	12.0	51.3	55.3	46.8
Net internal growth	21.4	16.3	8.5	0.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(2.2)	(3.5)	(5.2)	(3.1)
Total increase in gross revenue	31.2	64.1	58.6	44.2

Fourth Quarter Results
During Q4 06, our gross revenue increased by $31.2 million, or 17.3%, to $211.8 million compared to $180.6 million for the same period in 2005. Approximately $12.0 million of this increase resulted from acquisitions completed in 2005 and 2006 and internal growth of $21.4 million, offset by $2.2 million in foreign exchange due to the strengthening of the Canadian dollar during 2005 and 2006.

Net income during Q4 06 was strong, increasing by $7.6 million, or 95.7%, from the same period in 2005. Basic earnings per share in Q4 06 increased by $0.17, or 94.4%, compared to the same period in Q4 05. These increases in net income and earnings per share were mainly due to the growth in gross revenue mentioned above as well as a quarterly gross margin of 58.3% compared to 53.5% for the same period last year. Due to the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in our gross margin from period to period depending on the mix of projects during any quarter. In addition, our 2005 gross margin was low since we integrated approximately 1,000 staff into our Company in Q4 05 from the Keith and Keen Engineering Co. Ltd. acquisitions, who were then required to learn new practices and processes and understand new systems. Such a learning curve results in decreased productivity until the learning is complete.

Quarterly Trends
During Q1 06, our gross revenue grew $44.2 million, or 31.3%, compared to Q1 05. Approximately $46.8 million of this increase was a result of the CPV Group Architects & Engineers Ltd., Keith, and Keen Engineering Co. Ltd. acquisitions, which occurred in the last half of 2005. With the integration of project work for over 1,000 employees into our operations from these acquisitions, net income increased by $4.7 million in Q1 06, and basic earnings per share increased by $0.07 compared to the same period in 2005.

During Q2 06, our gross revenue grew by $58.6 million, or 39.1%, compared to Q2 05. Approximately $55.3 million of this increase was a result of the three acquisitions completed in the last half of 2005 and of the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions completed in the first half of 2006. Net income increased by $3.6 million in Q2 06 compared to the same period in 2005, and basic earnings per share increased by $0.03 compared to the same period last year. Net income and earnings per share would have increased $7.6 million and $0.10, respectively, had it not been for a $4.0 million positive adjustment made in Q2 05 related to management’s revised estimate of provision for doubtful accounts receivable. That revised estimate was based on improved information on historical loss experience that became available to us through the use of our enterprise management system.

During Q3 06, our gross revenue grew by $64.1, or 43.9%, compared to Q3 05. Approximately $51.3 million of this increase was a result of the three acquisitions completed in the last half of 2005 and of the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies Inc. acquisitions completed in the first half of 2006. As we integrated the staff and project work from these acquisitions, net income increased by $3.7 million, or 27.9%, in Q3 06 compared to the same period in 2005, and basic earnings per share increased by $0.03 compared to the same period last year.

Liquidity and Capital Resources

The following table represents summarized working capital information as at December 31, 2006, compared to December 31, 2005:

(In millions of Canadian dollars except ratio)	Dec 31, 2006	Dec 31, 2005	% Change
Current assets	262.8	280.4	(6.3%)
Current liabilities	(155.7)	(157.8)	(1.3%)
Working capital	107.1	122.6	(12.6%)
Current ratio	1.69	1.78	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from operating, investing, and financing activities, as reflected in the Consolidated Statement of Cash Flows, are summarized in the following table:

(In millions of Canadian dollars)	2006 $	2005 $	2004 $	$ Change 2006 vs. 2005	$ Change 2005 vs. 2004
Cash flows from operating activities	93.4	57.3	77.4	36.1	(20.1)
Cash flows used in investing activities	(15.6)	(114.6)	(10.2)	99.0	(104.4)
Cash flows from (used in) financing activities	(77.4)	47.9	(36.0)	(125.3)	83.9

Our liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $160 million credit facility, and the issuance of common shares. Our primary use of funds is for operational expenses, acquisitions, and sustaining capital spending on property and equipment. We continue to generate cash flows from operations to assist our acquisition growth. In addition, we continue to manage according to the established management guideline of maintaining a debt to equity ratio of less than 0.5 to1.

Working Capital
Our working capital at the end of 2006 was $107.1 million, compared to $122.6 million in 2005. Current assets decreased by $17.6 million, and current liabilities decreased by $2.1 million. The decrease in current assets was partly due to a decrease in restricted cash. A portion of the cash acquired as part of the Keith acquisition (US$26.1 million) was subject to restrictions outlined in the merger agreement to allow the transaction to qualify as a reorganization under US tax regulations. This cash could not be used, directly or indirectly, to pay debt incurred with respect to financing the acquisition of Keith. Generally, the restricted cash was to be used to finance future acquisitions as well as future capital expenditures. During 2006, the restricted cash decreased by $19.8 million to an outstanding balance of $1.5 million (US$1.3 million) at December 31, 2006. The $19.8 million was used to fund acquisitions completed in 2006, the repayment of debt acquired in 2006, and the payment of promissory notes for acquisitions completed in prior years.

Cash Flows From Operating Activities
Our cash flows from operating activities were up by $36.1 million in 2006 from 2005 and down by $20.1 million from 2004 to 2005. Cash flows for 2006 were positively affected by a net increase of $46.7 million in cash receipts from clients less cash paid to suppliers and employees. This increase was mainly due to additional revenue generated by the acquisitions completed in the second half of 2005 and in the first three quarters of 2006. As we successfully integrated the acquisitions made in the second half of 2005, there was a reduction in our combined investment in costs and estimated earnings in excess of billings (work in progress) and in accounts receivable from 101 days of revenue at the end of 2005 to 92 days of revenue at the end of 2006.

Offsetting the above increase in operating cash flows in 2006 was a $9.2 million increase in net income taxes paid in 2006 and a $1.4 million increase in interest paid. Our income tax payments increased in 2006 to cover the higher income tax liability outstanding at the end of 2005 as well as the increased income tax installments required for 2006.

The decrease in operating cash flows in 2005 was reflective of a significant increase in operating cash flows in 2004. The implementation of our enterprise management system in the fourth quarter of 2003 contributed to the significant reduction in cash flows from operations for 2003 since our investment in costs and estimated earnings in excess of billings and in accounts receivable climbed to 119 days of revenue. The subsequent reduction to 101 days as at December 31, 2004, led to the spike in operating cash flows in 2004.

Cash Flows Used In Investing Activities
Cash flows used in investing activities decreased by $99.0 million from 2005 to 2006 and increased by $104.4 million from 2004 to 2005. In 2006 we used $12.2 million to finance acquisitions completed during the year versus $100.4 million used in 2005 and $18.8 million used in 2004. The use of cash and cash equivalents for acquisitions in 2006 was offset by a drawdown of restricted cash that we acquired in connection with the Keith acquisition.

Offsetting the reduction of cash used in investing in 2006 compared to 2005 was a $1.9 million increase in purchases of property and equipment. One factor that contributed to this increase was a $2.9 million expenditure on improvements to our offices in Vancouver, British Columbia, and Edmonton, Alberta, during the year. Our 2005 investment activities increased compared to 2004 due to the use of $1.7 million for the expansion and improvement of our office in Winnipeg, Manitoba. In 2004 we recorded a cash inflow from the sale of our Edmonton office building as well as our interest in Goodfellow EFSOP™ technology.

As a professional services organization, we are not capital intensive. Our capital expenditures have historically been made primarily for property and equipment including such items as leasehold improvements, computer equipment and business information systems software, furniture, and other office and field equipment. Our cash outflows for property and equipment were $18.9 million, $17.0 million, and $17.5 million in each of 2006, 2005, and 2004, respectively. Approximately 42.0% of these cash flows in 2006 related to buildings and leasehold improvements and computer equipment and business information systems software. Our capital expenditures during 2006 were financed by cash flows from operations. We expect our total capital expenditures in 2007 to be in the range of $27 to $30 million.

Cash Flows Used In Financing Activities
Cash flows used in financing activities increased by $125.3 million from 2005 to 2006 and decreased by $83.9 million from 2004 to 2005. In 2006 we generated sufficient cash from our operations to reduce the amount outstanding on our credit facility by $85.6 million and repay $1.8 million of our acquired debt. At December 31, 2006, we had $149.9 million of our $160 million credit facility available for future use. As well, we used $1.0 million to repurchase shares under our Normal Course Issuer Bid in 2006. The above use of cash was offset by $1.9 million generated from options exercised during the year.

In 2005 we had cash flows from financing since we accessed $95.9 million of our new credit facility for acquisition purposes, in particular, the Keith acquisition. During 2005, we replaced our credit facility by repaying $24.0 million outstanding on long-term debt and entering into a $160 million revolving credit facility which expires on August 31, 2009. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptances rates plus 65 or 85 basis points. The average interest rate on the amounts outstanding at December 31, 2006, was 6.0%. The new credit facility contains financial tests and other covenants with which we must comply at each quarter-end. In particular, we must satisfy the following specified ratios: 1) the senior debt to EBITDA ratio must not exceed 2.5 to 1 at any time and 2) the EBITDAR to debt service ratio must not be less than 1.25 to 1 at any time. EBITDA, EBITDAR, and EBITDAR to debt service ratio are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this analysis. We were in compliance with these covenants as at and throughout the year ended December 31, 2006. During 2005, we also used $2.0 million for share issue costs related to the shares issued in conjunction with the acquisition of Keith. Options exercised for cash in 2005 generated cash of $1.0 million.

Shareholders’ Equity
Our shareholders’ equity increased by $62.8 million in 2006 and by $159.0 million in 2005. The following table below summarizes the reasons for these increases:

(In millions of Canadian dollars)	2006 $	2005 $
Beginning shareholders’ equity	348.1	189.1

Net income for the year	60.2	40.6
Change in cumulative translation account	0.7	(6.6)
Share options exercised for cash	1.9	1.0
Recognition of fair value of share-based compensation	1.0	1.3
Shares repurchased under Normal Course Issuer Bid	(1.0)	(0.2)
Shares issued on the Keith acquisition		123.4
Restricted shares issued on the Keith acquisition		2.2
Share issue costs		(1.5)
Deferred stock compensation arising on the Keith acquisition		(1.2)
Total change	62.8	159.0

Ending shareholders’ equity	410.9	348.1

The change arising on the translation of our US-based subsidiaries in 2006 was only $0.7 million due to the Canadian dollar remaining at US$0.86 at the end and beginning of the year in relation to the US dollar. The $6.6 million change in 2005 was due to the continued strengthening of the Canadian dollar—from US$0.83 to US$0.86—in relation to the US dollar during the year.

In 2006, under our Company’s share option plan and as part of our incentive program, our Board of Directors granted 471,000 stock options to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date.

Our Normal Course Issuer Bid on the TSX was renewed in 2006 and allows us to repurchase up to 2,258,754 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2006 we purchased 51,600 common shares at an average price of $19.69 per share for an aggregate price of $1.0 million. In 2005 we purchased 13,600 common shares at an average price of $14.34 per share for an aggregate price of $195,000.

Other

Outstanding Share Data
As at December 31, 2006, there were 45,201,785 common shares and 1,702,784 share options outstanding. During the period of December 31, 2006, to February 21, 2007, no shares were repurchased under our Normal Course Issuer Bid; 298,066 share options were exercised; 5,664 share options were canceled; and 15,561 common shares were issued upon the vesting of restricted shares issued on the Keith acquisition. As at February 21, 2007, there were 45,515,412 common shares and 1,399,054 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of December 31, 2006:

	Payments Due by Period
	(In millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	16.2	4.2	11.9	0.0	0.1
Interest on debt	1.7	0.8	0.9	0.0	0.0
Other liabilities	36.8	5.2	13.3	8.2	10.1
Operating lease commitments	211.0	35.8	57.5	43.0	74.7
Total Contractual Obligations	265.7	46.0	83.6	51.2	84.9

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows From Financing Activities section. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities primarily include leasehold inducement benefits and provision for self-insurance.

Off-Balance Sheet Arrangements
As of December 31, 2006, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $1.9 million that expire at various dates before January 2008. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, bonds, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Market Risk
We are exposed to various market factors that can affect our performance primarily with respect to currency and interest rates.

Currency. Because a significant portion of our revenue and expenses is generated or incurred in US dollars, we face the challenge of dealing with fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenue and expenses. In addition, the impact of exchange rates on the balance sheet accounts of subsidiaries located outside Canada and the United States will affect our operating results. We also continue to be exposed to exchange rate risk for the US-dollar and other foreign currency-denominated balance sheet items carried by our Canadian, US, and international operations.

Interest Rate.  Changes in interest rates also present a risk to our performance. Our credit facility carries a floating rate of interest. We estimate that, based on our balance at December 31, 2006, a 1% change in interest rates would impact our earnings per share by less than $0.01.

Related Party Transactions
We have not entered into any related party transactions as defined in Section 3640 of the Canadian Institute of Chartered Accountants (CICA) Handbook.

OUTLOOK

The following table summarizes our expectations for the coming year:

Measure	Expected Range
Debt to equity ratio (note 1)	At or below 0.5 to 1
Return on equity (note 2)	At or above 14%
Net income as % of net revenue	At or above 6%
Gross margin as % of net revenue	Between 55 and 57%
Administrative and marketing expenses as % of net revenue	Between 40 and 42%
Effective income tax rate	Between 32 and 34%

note 1: Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash divided by (2) shareholders’ equity.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.

These targets are generally an improvement over our 2006 targets and are in the same range as our actual performance for 2006. Fluctuations in actual performance occur due to the particular client and project mix achieved. Some targets, such as debt to equity ratio, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The infrastructure and facilities market in North America, our principal area of operation, is large and is estimated to generate over US$60 billion in revenue for our addressable market. The North American market is also diverse, consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. Overall, we expect the outlook for professional services in our key markets and practice areas to remain positive, with continuing robust private and public sector spending on the development of new and the rehabilitation of existing infrastructure. We base this expectation on a variety of factors as described below.

Canada
The outlook for Canada, particularly western Canada, remains strong for 2007. According to the Conference Board of Canada, the Canadian gross domestic product (GDP) is expected to grow by 2.7% in 2007 and by 3.3% in 2008. We believe that GDP growth is a good indicator for the measurement of spending growth in the infrastructure and facilities industry. The following factors are evidence of a positive Canadian outlook in 2007 in areas that directly impact infrastructure spending:

•
High energy prices are spurring investment in the oil and gas construction segment in Canada. Much of this investment is in Alberta’s oil sands, where spending is estimated to exceed $64 billion between 2006 and 2010.

•
The federal and various provincial governments recently approved additional funding for the health care and education sectors. For example, the Canadian government recently increased health care support by 6% annually up to 2013-14 to be focused on expanding “centers of excellence” as well as existing health facilities. In addition, the Ontario government’s “Renew Ontario Plan” will contribute $10 billion to educational facilities and $5 billion to health care facilities from 2005 to 2010.

•
Governments and the public are becoming increasingly aware of environmental issues and sustainable design and development. This awareness includes, for instance, an increased interest in the development of buildings and facilities that require less energy for operation and have a reduced ecological impact, as well as improvements to water, water distribution, and water treatment infrastructure. We believe that we are well positioned to capture opportunities in these areas, since we have taken a leading position in delivering sustainable design services.

•
The construction of ethanol and other biomass production facilities is expected to increase throughout Canada as a result of a federal government initiative to achieve a 55% renewable fuels standard in all gasoline and diesel sold in Canada by 2010. The provinces of Saskatchewan, Manitoba, and Ontario have already announced certain ethanol content standards for gasoline sold in the immediate future.

•
Expenditures on electricity are expected to increase nationally by 1.6% in 2007 as continued investments are being made in wind projects and the development and maintenance of hydroelectric projects. For instance, the Manitoba government has committed to a mandate of using 50% renewable energy by 2015 and to being 80% fossil free by 2025, a development that is expected to generate $2 billion in investments within the next two years.

•
Housing starts are expected to decrease in 2007; however, they are forecasted to remain above the 200,000-unit level for the sixth consecutive year, which is higher than historical levels and contributes to our positive outlook for 2007. Due to our strong market position in the regions we service, we expect our positive performance in the urban land market to continue into 2007.

•
Canada’s 2006 budget commits $2.4 billion over the next five years to a new “Highways and Border Infrastructure Fund.” The Government of Canada will also provide $1.3 billion in support of public transit capital investments—$400 million to accelerate investment in public transit infrastructure and a one-time payment of $900 million to provinces and territories through “The Public Transit Capital Trust,” which will support capital investment in public transit infrastructure, including rapid and intelligent transportation systems.

United States
The outlook for the United States also remains positive for 2007, despite the slowdown in growth due to the declining housing market. Standard & Poor’s anticipates that the US economy will grow by 2.3 % in 2007. This continued growth is expected due to strong growth in both exports and investment spending. The following factors support our positive outlook for 2007:

•
The manufacturing industry is expected to grow in 2007; however, this growth may not match the growth seen in 2006. Although industrial output does appear to be slowing, there are still companies that need to expand their warehousing and manufacturing facilities.

•
As in Canada, higher energy prices are fueling a need to improve infrastructure in the oil and gas sector. As well, it is anticipated that the effects of the 2005 Energy Act will continue to drive projects and provide potential opportunities in this sector in 2007.

•	The implementation of the six-year, US$286.4 billion SAFETEA-LU, which was passed into law on August 10, 2005, has increased the funds available for transportation projects.

•
The housing market is forecasted to continue to decline in the first half of 2007; however, this decline is expected to be moderate, and the market may begin showing positive growth in the latter part of the year. Due to our strong market position in the regions we service and the potential for a moderation of the current decline in housing starts, we expect our urban land performance in 2006 to continue into 2007.

Supported by this overall market outlook for our practice areas, we plan to continue to grow our operations through a combination of internal organic growth and acquisitions. We continue to target to achieve a long-term average annual compound growth rate of 15 to 20% for gross revenue—a target we have realized since our initial public offering in 1994. Continued growth allows us to enhance the depth of our expertise, broaden our service offerings, provide expanded opportunities for our employees, and lever our information technology and other back office systems. Our ability to grow at this rate depends on the availability of acquisition opportunities. To date, the availability of acquisition candidates has not been an issue, and we do not expect it to become one since our industry is made up of many small to midsize firms and there is a consolidation trend occurring as smaller firms desire to join larger, more stable organizations. Since it is important to find an appropriate cultural fit and complementary services, the process of courting an acquisition can extend over months or even years. Consequently, at any one time we are engaged in discussions with as many as 30 or more firms.

We expect to support our targeted level of growth using a combination of cash flows from operations and additional financing.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make various estimates and assumptions. The notes to our December 31, 2006, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important since they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that we reasonably expect to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Caution Regarding Forward-Looking Statements and Risk Factors sections of this discussion and analysis.

Revenue and Cost Recognition Estimates on Contracts. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based upon the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we would have over or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which they are made and would affect our revenue and cost and estimated earnings in excess of billings.

Goodwill. Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best judgments. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods, which would decrease our goodwill assets and increase our reported expenses.

Provision for Doubtful Accounts. We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. A provision is established when the likelihood of collecting the account has significantly diminished. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our accounts receivable and general and administrative expenses.

Self-Insured Liabilities. We self-insure certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using our assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and may result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and would increase the self-insured liability and reported expenses.

Income Taxes. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of future tax assets and liabilities. Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of future tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, and possible audits of our tax filings by regulatory authorities. We assess the likelihood of recovering value from future tax assets such as loss carryforwards on a regular basis, as well as the future tax depreciation of capital assets, and may establish a valuation provision. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our future income tax asset or liability and increase or decrease our income tax expense.

Long-Lived Assets and Intangibles. We regularly review long-lived assets and intangible assets with finite lives when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows, and the measurement of an impairment loss is based on the fair value of the asset. To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value. In performing this analysis, we make estimates or assumptions about factors such as current and future contracts with clients, margins, market conditions, and the useful life of an asset. If our estimates or assumptions change from those used in our current analysis, we may be required to recognize an impairment loss in future periods that would decrease our long-lived and intangible assets and increase our reported expenses.

Liabilities for Lease Exit Activities. We accrue charges when closing offices in existing operations or finalizing plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in these liabilities is the present value of the remaining lease payments reduced by estimated sublease rentals that can reasonably be obtained. These provisions are based on our estimates and reflect plans in place at the time the liability is recorded. If actual sublease payments and rental circumstances change from our original estimate, the liability will change, and we will be required to increase or decrease it and adjust goodwill or reported expenses depending on whether the adjustment relates to a liability established pursuant to an acquisition.

Business Combinations—Purchase Price Allocation. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the purchase price allocation for a transaction, a revision to the purchase price allocation or the carrying value of the related assets and liabilities acquired may impact our net income in future periods. We are currently in the process of finalizing the purchase price allocation for the Dufresne-Henry, Inc. and ACEx Technologies acquisitions.

Accounting Developments

Canadian
Variable Interest Entities. Effective January 1, 2005, we adopted the recommendations of Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities” (VIEs). VIEs are those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying variable interest entities as well as criteria for determining consolidation. Our consolidated financial statements include the accounts of our Company, its subsidiary companies, and all VIEs. The Company is the primary beneficiary for all VIEs. Our initial adoption of this accounting guideline on a prospective basis did not have an impact on our consolidated financial statements.

Financial Instruments, Equity, and Comprehensive Income. In January 2005, the CICA issued the new handbook Section 3855, “Financial Instruments—Recognition and Measurement;” Section 1530, “Comprehensive Income;” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. These pronouncements further aligned Canadian GAAP with US GAAP and will require the following:

•
Financial assets will be classified as either loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification will be restricted to fixed maturity instruments that we intend and are able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available for sale. These assets will be recorded at fair value, with unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains or losses will be recognized in net income. Upon the initial adoption of these recommendations in fiscal 2007, our investments held for self-insured liabilities will be reflected as investments available for sale.

•
Financial liabilities will be classified as either held for trading or other. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with realized gains and losses reported in net income.

•	Derivatives will be classified as held for trading unless designated as hedging instruments. All derivatives will be recorded at fair value on the consolidated balance sheets.

Upon our initial adoption of these recommendations in fiscal 2007, accumulated other comprehensive income will be included on our consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income will include, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations, which is currently reflected in our cumulative translation account.

The impact of recording our investment held for self-insured liabilities at fair value on January 1, 2007, will be to increase other assets by approximately $493,000 and increase opening accumulated other comprehensive income by approximately $481,000 (after-tax). Accumulated other comprehensive income will also increase by the $24.6 million balance currently reported in our cumulative translation account. Prior periods will not be restated.

Accounting Changes. In July 2006, the CICA issued the new handbook Section 1506, “Accounting Changes,” effective for annual and interim periods beginning on or after January 1, 2007. This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on our financial results of any new primary source of GAAP that has been issued but is not yet effective. This new section is not expected to have a material effect on our financial position or on the results of our operations.

Financial Instruments—Disclosure and Presentation. In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for annual and interim periods beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP. Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for the company’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date and how the company manages those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. These new standards are not expected to have a material effect on our financial position or on the results of our operations.

Capital Disclosures. In November 2006, the CICA released the new handbook Section 1535, “Capital,” effective for annual and interim periods beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. This new standard is not expected to have a material effect on the results of our operations.

International Financial Reporting Standards. The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards over a transition period that is expected to end in 2011. The impact of this transition on our consolidated financial statements has not yet been determined.

United States
Stock-based compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” (SFAS 123R), effective for the first interim or annual financial statements beginning on or after June 15, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in financial statements based on their fair values. We recognize share-based payments at fair value for options granted subsequent to January 1, 2002, using the Black-Scholes option-pricing model. We adopted SFAS 123R using the modified-prospective transition method. The adoption of this standard did not have an impact on our consolidated financial statements.

Uncertainty in Income Taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS Statement No. 109” (FIN 48), effective for fiscal years beginning on or after December 15, 2006. FIN 48 creates a single model for addressing the accounting for uncertainty in tax positions. It also clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in financial statements. In addition, this interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will adopt FIN 48 as of January 1, 2007, as required. The adoption of this pronouncement is not expected to have a material effect on our financial position or on the results of our operations.

Fair Value Measurements. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The statement defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this statement, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. We are currently considering the impact of the adoption of this interpretation on our consolidated financial statements.

Materiality

We determine whether or not information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated.

Definition of Non-GAAP Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by Canadian GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. We believe that these are useful measures for providing investors with additional information to assist them in understanding components of our financial results.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations and Company. Gross margin is calculated as the difference of net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Debt to Equity Ratio. As part of our overall assessment of our financial condition, we monitor our debt to equity ratio to ensure that it is maintained within our established range. Debt to equity ratio is calculated as long-term debt plus the current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.

Return on Equity Ratio. As part of our overall assessment of value added for shareholders, we monitor our return on equity ratio. Return on equity is calculated as net income for the year divided by the average shareholders’ equity over each of the last four quarters.

Working Capital. We use working capital as a measure for assessing the overall liquidity of our Company. Working capital is calculated by subtracting current liabilities from current assets.

Current Ratio. We also use current ratio as a measure for assessing the overall liquidity of our Company. Current ratio is calculated by dividing current assets by current liabilities.

EBITDA. EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. This measure is referenced in our credit facility as part of our debt covenants. It is defined in the credit facility for any period as net income for such period plus all amounts deducted in the calculation thereof on account of interest expense, income taxes, depreciation, amortization, or any minority interest.

EBITDAR. This measure is referenced in our credit facility as part of our debt covenants. It is defined in the credit facility as an amount equal to EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined in the credit facility as EBITDAR divided by permanent principal and interest payments in respect of the debt plus building rental obligations net of common area costs, taxes, charges, and levies.

RISK FACTORS

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:
•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	The effects of war or terrorist activities
•	The effects of disease or illness on local, national, or international economies
•	The effects of disruptions to public infrastructure such as transportation or communications
•	Disruptions in power or water supply
•	Industry or worldwide economic or political conditions
•	Regulatory or statutory developments
•	The effects of competition in the geographic or business areas in which we operate
•	The actions of management
•	Technological changes

Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to Stantec. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Additional operating, market, and growth and acquisition integration risks are outlined below.

Operating Risks

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations. These risks include the following.

If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.
We often contract with outside companies to perform designated portions of the services we provide to our clients. In 2006 subconsultant costs accounted for approximately 8.6% (2005 - 9.6%) of our gross revenue. If we are unable to engage qualified subconsultants, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenue, and clients.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.
We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff. However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional services firms. Our inability to attract and retain qualified staff could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits could decline. In addition, if our employees were to leave our Company and become competitors of ours, we could lose other employees and some of our existing clients who have formed relationships with such former employees. We could also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

Adverse weather conditions and natural or other disasters may cause a delay or eliminate net revenue which otherwise would have been realized and thus adversely affect our profitability.
Our field activities are generally performed outdoors and may include professional surveying, resident engineering services, field data surveys and collection, archeology, plant start-up and testing, and plant operations. Certain weather conditions and natural or other disasters, such as fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of our field activities and may hinder the ability of our office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would have been recognized while certain costs continued to be incurred. Adverse weather conditions or disasters may also delay or eliminate our initiation and/or completion of the various phases of work relating to other engineering services that commence concurrent with or subsequent to our field activities. Any delay in the completion of our field, office, and/or other activities may require us to incur additional costs attributable to overtime work necessary to meet our client’s required schedule. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of the contract. As a result, our net revenue and profitability may be adversely affected.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.
As of December 31, 2006, our backlog was approximately $685 million. However, the revenue projected in our backlog may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profit we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits that we actually receive. Finally, poor project or contract performance could also impact our profits.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.
We conduct our business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 75% of the dollar value of our contracts in 2006 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide our services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because staff must continue to work on the project longer than anticipated, which may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

One of our primary competitive advantages is our reputation and experience. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.
Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.
Our operations are subject to the risk of third-party claims in the normal course of our business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management’s attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.
Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance, or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant loss for us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, we have experienced and may continue to experience an increase in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. In September 2003, we established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. We also invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

We may not be able to adequately protect our intellectual property, which could force us to take costly protective measures such as litigation.
To establish and protect our intellectual property rights, we rely on a combination of trademark and trade secret laws, along with licenses, exclusivity agreements, and other contractual covenants. However, the measures we take to protect our intellectual property rights may prove inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and the diversion of resources, may result in counterclaims or other claims against us, and could significantly harm the results of our operations.

Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.
Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in our financial statements and related public disclosures. Such inadequate controls could also result in system downtime, backlogs, fraud, or the inability to continue our business operations. We have a dedicated in-house Compliance team that is responsible for ongoing control documentation and the evaluation of internal controls.

If fraud occurs and remains undetected, we may have a loss of assets or misstatement in our financial statements.
Fraud may occur and remain undetected resulting in a loss of assets and/or misstatement in our financial statements and related public disclosures. We have implemented various business conduct policies addressing potential fraud risks, including our Code of Ethics, Conflict of Interest, and Whistleblower policies. Our Compliance team reviews fraud as part of its control evaluation program.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.
Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as the results of our operations. In addition, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

Market Risks

We are also exposed to various market factors that can affect our performance. These risks include the following.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.
The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are smaller, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects.
Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and governmental entities to make expenditures may decline significantly, which would have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

A significant portion of our revenue is derived from clients in the real estate industry. Consequently, our business could suffer materially if there were a downturn in the real estate market.
In 2006, 34.5% (2005 - 33.8%) of our gross revenue was derived from services related to residential and commercial real estate development projects. Consequently, reduced demand in the real estate market would likely have an adverse impact on our Urban Land group. The real estate market, and, therefore, our business, may be impacted by a number of factors, which may include the following:

▪	Changes in employment levels and other general economic conditions

▪	Changes in interest rates and in the availability, cost, and terms of financing

▪	The impact of present or future environmental, zoning, or other laws and regulations

▪	Changes in real estate tax rates and assessments and other operating expenses

▪	Changes in levels of government infrastructure spending and fiscal policies

▪	Natural or human-made disasters and other factors that are beyond our control

A significant decrease in the demand for our real estate-related services could have a material adverse effect on our overall business, including the results of our operations and liquidity.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.
The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 30 and 55% of our gross revenue during the years ended December 31, 2003, through December 31, 2006, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

We believe that the success and further development of our business depend, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. As a result, we may incur costs in connection with the termination of these contracts and suffer a loss of business. As well, contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

Our share price has historically been subject to volatility. As a result, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.
Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the high and low closing sales prices for our common shares on the TSX and NYSE during the 52 weeks ended December 31, 2006, were $25.84 and $18.50, respectively, and US$22.55 and US$16.33, respectively.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations; (2) the reaction of markets and securities analysts to announcements and developments involving our Company; (3) adverse developments in the worldwide, Canadian, or US economy, the financial markets, or the engineering and consulting services market; (4) changes in interest rates; (5) announcements by key competitors; (6) additions or departures of key staff; (7) announcements of legal proceedings or regulatory matters; or (8) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.
There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity’s shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.
Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability.

As mentioned previously, we currently have a $160 million credit facility. However, we have no assurance that debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.
Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2006; December 31, 2005; December 31, 2004; and December 31, 2003, for C$1.00 were US$0.88, US$0.83, US$0.76, and US$0.71, respectively. Furthermore, this volatility may continue in the future, and, as discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

From time to time we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when they occur. As a result, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

Growth and Acquisition Integration Risks

We are also exposed to factors arising from growth and acquisition activities that can affect our performance. These risks include the following.

If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.
We have grown rapidly in the recent past, and we intend to pursue further growth through acquisitions and otherwise as part of our business strategy. However, there is a risk that we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth could cause us to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in our revenue and profitability. Our rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management, and increased demand on our systems and internal controls. Furthermore, as we expand our service offerings and geographic presence, we may not be able to maintain the current quality of our services.

We may also encounter difficulties in integrating acquisitions that we do make. Acquired businesses may not be profitable, because we may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, we may not be able to maintain our reputation in an acquired company’s geographic area or service offerings, which may negatively impact our ability to attract and retain clients in those or other areas. Any of these integration issues could divert management’s attention from other business activities and impact our ability to grow our business effectively.

From time to time we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.
Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.
We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively compete for or locate suitable acquisitions, our business will not grow in the manner we expect, and we will have difficulty achieving our growth plan.

To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. Since the beginning of 2002, we have completed 24 acquisitions, and we expect to continue to pursue selective acquisitions of businesses that will enable us to enhance our market penetration and increase and diversify our revenue base.

Stantec and an acquired entity may experience difficulties in integrating the acquired entity’s business into the existing operations of Stantec and so may not realize the anticipated benefits of the acquisition.
Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and grow our revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s business and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that forms the foundation for the acquisition.

Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.
An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of the company’s services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

Uncertainties associated with an acquisition may cause a loss of employees.
The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition, the integration, or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able to do so in the past.

Goodwill and other intangible assets acquired as a result of our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.
Goodwill and other intangible assets represent approximately 40.0% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and indefinite life intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and other indefinite life intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider the actual performance of each of our reporting units compared to our expectations and update our future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

Managing Our Risks
We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2006 we completed a number of employee-focused activities, including the expansion of our Learning Resource Center with updated content and new in-house programs and training. Launched in 2005, the center is the on-line source for all our learning resources, providing access to programs and material on topics such as employee orientation, people skills and leadership, project management, risk mitigation, business development, and financial management, among others. As well, in 2005 we implemented project manager and leadership portal dashboard training programs designed to enhance the visibility of financially related information to assist our operations leadership in improving performance and decision making. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2006 (as defined in rules adopted by the SEC in the United States and as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and of the preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2006 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2006, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

CORPORATE GOVERNANCE

Disclosure Committee
In 2005 our Company established a Disclosure Committee consisting of a cross section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s Board of Directors presently includes eight members, six of whom are independent under Canadian securities laws and under the rules of the SEC at the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company or our shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfils its mandate by

•	Overseeing the Company’s strategic planning process

•	Satisfying itself as to the integrity of the CEO and other Executive Officers

•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2006 Stantec’s board included two committees—the Audit Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of unrelated, independent directors.

Audit Committee

The Audit Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, and accounting control policies. The committee met five times in 2006. The chairman of the committee provides regular reports at the Company’s board meetings.

The board has determined that each of the Audit Committee’s members is financially literate and that the chairman of the Audit Committee, William D. Grace, is a “financial expert” as such term is defined under the rules of the SEC and NYSE.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The Corporate Governance and Compensation Committee met three times in 2006. The chairman of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our web site (www.stantec.com) and in the Management Information Circular for our May 3, 2007, Annual and Special Meeting of Shareholders. In addition, the following documents are posted on our web site:

•	Code of Ethics

•	Corporate Governance Guidelines

•	Audit Committee Terms of Reference

•	Corporate Governance and Compensation Committee Terms of Reference

The above information is not incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.